VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C.  20549-7010

Subject:

ARCADIS N.V.

Form 20-F for Fiscal Year Ended December 31, 2005

Forms 6-K for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006

File No. 0-22628

Dear Mr. Decker:

This letter sets forth the responses of ARCADIS N.V. (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”), contained in a letter dated March 21, 2007 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) and the Forms 6-K filed by the Company for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006.

The staff’s comments and the Company’s responses to these comments are set forth below and are keyed to the sequential numbering of the comments and to the headings used in the staff’s letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

In the responses of the Company set forth below, the Company has provided changes to the 2005 Form 20-F as examples of the additional disclosure or revisions that will be included in its future filings with the Commission.

Item 3. Key Information

A. Selected Financial Data, page 1:

2. In your response to comment 18, you state that certain entities qualify as discontinued operations under SFAS 144 but not under IFRS. Please tell us what consideration you gave to reflecting these entities as discontinued operations in your US GAAP selected financial data. Please also help us understand how you determined that you did not need to present income (loss) from continuing operations and income (loss) from continuing operations per share. Refer to item 3.A.2 of the Form 20-F.

According to SFAS 144 paragraph 41-44, discontinued operations should be reported separately if the discontinued operations comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

The two disposals are cash generating units with clearly distinguishable operations and cash flows but do not represent a major business line or separate geographical area of operations. Therefore, under IFRS 5, the disposals are not recognized as a discontinued operation, while under SFAS 144 they should be.

The Company inadvertently omitted the discontinued operations in Item 3.A.2 of the Form 20-F and only included such information in note 18 of Item 18 of the Form 20-F. In future filings, we will disclose discontinued operations and income (loss) from continuing operations and income (loss) from continuing operations per share in all presentations of information in accordance with US GAAP.

3. Please help us understand how you determined it was appropriate to present both gross revenues and net revenues in your US GAAP selected financial data. Please clarify whether gross or net revenues represent your US GAAP revenues and explain how you reached that conclusion based on the guidance of EITF 99-19.

7. We have reviewed your response to comment 15. Please tell us what consideration you gave to disclosing the additional clarifying information included in your response regarding which materials costs are included in the materials, services of third parties, and subcontractors line item.

8. We have reviewed your response to comment 16. Given the definition of revenue included in paragraphs 7 and 8 of IAS 18 as well as the guidance of what should be included in contract revenue per paragraphs 11 through 15 of IAS 18, please help us understand how you determined it was appropriate to title both gross revenues and net revenues as IFRS revenues. Please provide us with a comprehensive explanation for each of these two amounts.

The Company has combined its responses to comments 3, 7 and 8.

Under both US GAAP and IFRS, gross revenue in the Statements of Income of the Company is the gross inflow of economic benefits  to the Company during the period reported. In accordance with EITF 99-19, gross revenues are the amount for which the Company acts as a principal in the transaction, takes title to the products and has risks and rewards of ownership. Under IFRS, however, IAS 1.83 provides that companies may present additional line items, headings and subtotals on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance.

Net revenue as presented in the Statements of Income of the Company represents the revenue of the Company minus the cost of materials, services of third parties and subcontractors that are project related. The Company discloses in Item 18 under note 1 “Method of Determination of Income – Materials, services of third parties, and subcontractors” the nature of these costs. The balance of this amount, which the Company calls net revenue, is the revenue for that part of the projects that is produced by employees of the Company.

Regarding the materials, services of third parties and subcontractors, we believe the following issues are relevant to consider:

•                  If there is no project, these costs are not incurred, while all cost items below net revenue are incurred even if there is no project;

•                  These costs can vary strongly on a project-by-project basis, depending on the wishes of the clients. In many cases, a client can demand that the Company hire a particular subcontractor, and is therewith the principal for these services, but the client can also choose to hire the subcontract themselves. For the Company, the client’s choice has little impact on the results of the Company with respect to the particular project;

•                  The Company usually makes little or no profit on these items.

Therefore the Company believes that net revenue is relevant to an understanding of its financial performance; net revenue provides a useful basis for comparison of results with previous years and can be related to the operational costs. When operational costs remain consistent, net revenue is the most important determinant of the Company’s net income.

The Company does not believe that the use of net revenue conflicts with IFRS regulations, and the concepts used are standard for the market. For example competitors like the Dutch Company Grontmij (listed on Euronext as well) and the US Company Tetra Tech (listed on NASDAQ) use similar concepts on the face of the income statement and call it, respectively, net revenue and revenue, net of subcontractor costs.

However, we will refrain from using net revenue in Item 3.A.2 and note 18 “Application of Generally Accepted Accounting principles in the United States of America” in Item 18, and at any other place where financial information is presented in accordance with US GAAP.

Tabular disclosure of Contractual Obligations, page 32

4. We have reviewed your response to comment 8. Please help us understand the differences between the amount of long-term debt reported in Note 10 of 118,605,000 euros compared to the amount of long-term debt reflected in your table of contractual obligations. Please help us understand the differences by providing us with a reconciliation of these amounts as of December 31, 2005; this reconciliation should also show the impact of including interest in your table of contractual obligations.

The following table reconciles the amount of long-term debt reported in Note 10 to the table of contractual obligations and shows the impact of interest included in this table:

Contractual obligation table			(in thousands of EUR)
Total amount of contractual obligation			390,908

Items not recorded in the balance sheet:
Operational lease obligations		(142,630)
Pension plan obligations		(113,224)

Total amount of contractual obligations in the balance sheet			135,054

Long-term portion of long-term debt	116,149
Current portion of long-term (in balance sheet current liabilities)	2,456
Long-term debt (note 10)		118,605
One off pension premium (in balance sheet current liabilities)		9,510
Purchase obligations (related to acquisitions, in balance sheet current liabilities)		6,887
Included interest (related to acquisitions, in balance sheet current liabilities)		52
Total amount of contractual obligations in the balance sheet			135,054

Financial Statements

Consolidated Statements of Cash Flows. Page F-5

5. We have reviewed your response to comment 9. You present a subtotal of operating cash flow before changes in working capital and provisions. Please tell us what consideration you gave as to what this amount is a non-GAAP measure and should be removed from your statements. Refer to Item 10 (e)(1)(ii)(C) of Regulations S-K. Otherwise, please help us understand how you determined it is appropriate to present this subtotal in accordance with IAS 7.

In future filings, we will refrain from using this subtotal in the cash flow statement.  However, we do intend to present this information in Item 5 and to provide an explanation for its use and a reconciliation of this amount to the most comparable GAAP amount.

The Company believes that presenting operating cash flow before changes in working capital and provisions provides additional insight when reviewing the Statements of Cash Flow. This amount, which is equal to EBITDA, is a common basis used by banks to assess the ability to repay debt of a company. For the Company, EBITDA is also one of the applicable debt covenants as also disclosed in our response to comment 31 in the SEC’s previous comment letter.

Note 1- Summary of Significant Accounting Policies, page F-8

General, page F-8

6. We have reviewed your response to comment 11. Please help us understand how you determined there were no material differences between IFRS as adopted by the EU and IFRS as published by IASB. Please provide us with a description of all of the differences with the corresponding quantitative impact of each difference.

The Company prepared the 2005 Form 20-F in accordance with IFRS. According to the regulations, we were obliged to state in our report that we applied IFRS as adopted by the EU.

IASB statements not yet endorsed by the EU at the end of 2005 and the impact on ARCADIS were:

STANDARD	IMPACT ON ARCADIS
IFRS 7 – financial instruments: Disclosures

Endorsed by EU in January 2006 and, therefore, adopted by ARCADIS in the annual report and Form 20-F 2005 since these were published after January 2006. Accordingly, in the Form 20-F there is no difference between IFRS and IFRS as adopted by the EU.

INTERPRETATIONS
IFRIC 6 ‘Waste Electrical and Electronic equipment’

Endorsed by EU in January 2006 and, therefore, adopted by ARCADIS in the annual report and Form 20-F 2005 since these were published after January 2006. Accordingly, in the Form 20-F there is no difference between IFRS and IFRS as adopted by the EU. However this issue is not applicable to ARCADIS.

IFRIC 7 ‘Applying the restatement approach under IAS 29 Financial reporting in Hyperinflationary Economies’	Endorsed in May 2006. However this issue is not applicable to ARCADIS.

AMENDMENTS
Amendments to IFRS 1 and IFRS 6

Endorsed by EU in January 2006 and, therefore, adopted by ARCADIS in the annual report and Form 20-F 2005 since these were published after January 2006. Accordingly, in the Form-20F there is no difference between IFRS and IFRS as adopted by the EU.

Amendments to IAS 39 and IFRS 4 ‘Financial Guarantee Contracts’

Endorsed by EU in January 2006 and, therefore, adopted by ARCADIS in the annual report and Form 20-F 2005 since these were published after January 2006. Accordingly, in the Form-20F there is no difference between IFRS and IFRS as adopted by the EU. However, this issue is not applicable to ARCADIS.

Amendment to IAS 1: Capital disclosures

Endorsed by EU in January 2006 and, therefore, adopted by ARCADIS in the annual report and Form 20-F 2005 since these were published after January 2006. Accordingly, in the Form 20-F there is no difference between IFRS and IFRS as adopted by the EU.

Amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’	Endorsed by EU in May 2006. However, amendments had no impact on ARCADIS.

Note 2 – Acquisitions and Divestments, page F-13

9. We have reviewed your response to comment 18. Your response refers to two entities: however your disclosures indicate that your interests in three entities were sold during 2005 and your interests in three entities were sold during 2004.  It is not clear which two entities you are referring to in your response. Please help us understand how you determined the four remaining entities do not qualify as discontinued operations pursuant to paragraph 32 of IFRS 5. If you determine that these four entities do not qualify as discontinued operations under IFRS, please tell us what consideration was given to providing the disclosures required by paragraph 41 of IFRS 5.

In 2005, the Company sold its interests in:

•                  Grupo EP S.A. (Spain)

•                  Renardet S.A. (Switzerland)

•                  Sauti Srl (Italy)

In 2004, the Company sold its interests in:

•                  Kafi B.V. (The Netherlands)

•                  Mandaat B.V. (The Netherlands)

•                  Involon B.V. (The Netherlands)

In the presentation of financial information in accordance with US GAAP, since Grupo EP S.A was a 50% joint venture, Grupo EP S.A. was not consolidated and was instead accounted for under the equity method. In our response in the previous comment letter to comment 18, the two disposals we referred to were the 2005 disposals of Renardet S.A. and Sauti Srl, the two companies that were consolidated in the presentation of US GAAP gross revenue. These two disposals and all disposals of 2004 qualified as discontinued operations under US GAAP, in line with our considerations set forth in our response to comment 2 above.

10. You state that the disposal of the two entities do not qualify as discontinued operations under IFRS 5 as these entities do not represent a major line of business or separate geographical area of operations. Please also confirm that each of these two entities are not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations as well as that these entities were not subsidiaries acquired exclusively with a view to resale. Please refer to paragraphs 32(b) and (c) of IFRS 5. If you continue to determine that these two entities do not qualify as discontinued operations, please tell us what consideration was given to providing the disclosures required by paragraph 41 of IFRS 5.

We confirm that the disposals of the two entities do not represent part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, as well as that these entities were not subsidiaries acquired exclusively with a view to resale as mentioned in paragraph 32 of IFRS 5. Both entities were part of our French subsidiary, which is part of our Other European countries segment, which we do not intend to dispose. The entities were sold because the strategic fit of the activities of the two entities was relatively small and the performance was relatively low. Therefore, the disposals do not qualify as discontinued operations under IFRS. As a result, the additional disclosures required by paragraph 41 of IFRS 5 were not provided.

11. We have reviewed your response to comments 19, 20, and 21. You state that you did not provide certain of the disclosures required by paragraph 67 of IFRS 3 due to competitive reasons. Please help us understand how you determined that these competitive reasons allow you to not comply with the disclosure requirements of IFRS. Please refer to paragraphs BC43 through BC45 of IFRS 8. Please further advise or address the following:

•                  You indicate that the only significant acquisition during 2005 was the BBL acquisition. Please tell us what consideration you gave to providing the disclosures required by paragraph 67 of IFRS 3 for this acquisition;

•                  Please tell us what consideration you gave to providing the disclosures required by paragraph 68 of IFRS 3 for this acquisition;

•                  Please tell us what consideration you gave to providing the disclosures regarding the cost of each acquisition as required by paragraph 67(d) of IFRS 3;

•                  Please tell us what consideration you gave to disclosing the factors that contributed to costs that resulted in the recognition of goodwill as well as providing the other disclosures required by paragraph 67(h) of IFRS 3;

•                  Please tell us what consideration you gave to providing the disclosures required by paragraph 67 of IFRS 3 for your 2004 acquisitions; and

•                  Please tell us what consideration you gave to disclosing the amount of the acquiree’s profit or loss since the acquisition date included in your financial statements and providing the other related disclosures required by paragraph 67(i) of IFRS 3.

[Confidential Treatment Requested by ARCADIS N.V.]

Note 3-Segment information, page F-16

12. We have reviewed your response to comment 22. Paragraph 26 of IFRS 14 states that if your risks and rates of return are affected predominantly by the fact that you operate in different countries or other geographical areas, your primary format for reporting segment information shall be geographical segments, with secondary information reported for groups of related products and services. In light of this, please help us understand how you determined that you are not required to provide the secondary information for your groups of related services based on the guidance of paragraph 70 of IAS 14.

Based on the guidance of paragraph 70 of IAS 14, the Company shall report segment information for each business segment whose revenue from sales to external customers is 10% or more of total entity revenue from sales to all external customers or whose segment assets are 10% or more of the total assets of all business segments. The differentiation in the type of services provided by the Company’s geographical segments is limited and extends in general to consulting, engineering and project management services. We have geographical segments - The Company cannot identify any segments in addition to its reported geographical segments as there are no business organizational units for its service areas and no discrete financial statements are available for such service areas. Therefore no other segmentation information is included.

In future filings we will follow exposure draft IFRS 8 Appendix A, which consistent with SFAS No.131. According to IFRS 8, an operating segment is a component of an entity:

(a)        That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b)       Whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(c)        For which discrete financial information is available.

Other than its geographical segments, the Company has no segments for which these criteria qualify. Management reporting systems, legal structures and consolidation are based solely on geographical segments. Our chief decision-making officer manages our business and allocates resources on a geographical basis only. The chief decision-making officer does not make decisions about resources to be allocated to the service areas. There are no separate organizational units present within the Company reporting to the chief decision-making officer for the service areas and no manager is held accountable for the overall results of a service area. Therefore the Company determined that there are no secondary business segments to be recognized.

13. We have reviewed your response to comment 25. Please tell us what consideration you gave to the disclosures requirements of paragraph 53 of IAS 14 regarding your presentation of EBITA and EBITA on a recurring basis.

The concept of EBITA on a recurring basis is not used consistently in the 20-F. In Item 5, the term “operating income excluding amortization of intangibles and other items” is used on page 24, which is another description for “recurring EBITA”. In future filings we will use the term in a more consistent manner. If recurring EBITA deviates from EBITA, in future filings the description will be provided as follows.

(In millions of EUR)	Netherlands	Other European Countries	United States	Rest of World	Total
Operating income as reported	11.5	18.8	18.3	5.8	54.4

Amortization of identifiable intangible assets	2.0	1.4	2.6	—	6.0

EBITA (Operating income excluding amortization of identifiable intangible assets)	13.5	20.2	20.9	5.8	60.4

Book gains from divestments	0.4	2.1	—	—	2.5
Non-operational pension gain	0.6	—	—	—	0.6

EBITA on recurring basis	12.5	18.1	20.9	5.8	57.3

Note 7 – Intangible Assets, page F-21

14. We have reviewed your response to comment 27. Please tell us what consideration you gave to disclosing the methods used to amortize your finite lived intangible assets. Please refer to paragraph 118(b) of IAS 38.

The Company discloses in note 1 “Principles of Valuation of Assets and Liabilities” in Item 18 its method for amortizing finite lived intangible assets.  According to IAS 38 paragraph 98, a variety of amortization methods can be used. The method used by the Company is the basis of the expected pattern of consumption of the expected future economic benefits embodied in the asset and is applied consistently from period to period, unless there is a change in the expected pattern of consumption of those future economic benefits. The identifiable fixed assets are amortized based on the estimated useful life based on the expected realization of the underlying profit. This is in accordance with the requirements of IAS 38 paragraph 118(b). This method can be described as a unit of production method.

Litigation, page F-34

15. We have reviewed your response to comment 34. Please clarify to us whether there are also litigation matters for which you have not recorded a provision. If so, please tell us what consideration was given to providing the disclosures required by paragraph 86 of IAS 37. For the matters for which you have recorded a provision, please tell us what considerations you gave to providing the disclosures required by paragraphs 84 and 85 of IAS 37, which includes a brief description of the nature of each litigation contingency, an indication of uncertainties related to the amount or timing of the outflow for the litigation contingency, and the possibility of any reimbursement.

As required by paragraph 85 of IAS 37, in future filings we will present more disclosure per class of provision. Regarding the litigation provision we will disclose that ARCADIS has global professional liability insurance coverage, and in addition has local insurance in number of countries. In general these insurance policies have a self-insured retention and a maximum pay out level. The Company is working on thousands of projects each year, varying in fee level from a few thousand euros to several millions of euros. A relative very small number of these projects result in disputes with clients. These disputes seldom lead to major cash outflows. Based on an assessment by management and if necessary external advisers of all claims under discussion a provision for the potential financial risk per claim is recorded, if necessary and only for the part which is not insured. The total sum for the litigation provisions is shown in the balance sheet. The disclosures as required by paragraph 86 of IAS 37 are not applicable in 2005. Further disclosures as required under paragraphs 84 of IAS 37 are provided in note 12 of Item 18 of the Form 20-F.

No individual claim was expected to have a material impact on the balance sheet 2005 of the Company.

Note 15 – Operational Costs

Pension Costs, page F-35

16. We have reviewed your response to comment 36. Please help us understand how you determined your accounting of the change of the PRC pension plan into a defined contribution plan complied with IAS 19. Please tell us the specific paragraphs that you relied on in arriving at the euro 13.1 million provision to be released as well as the paragraphs that led you to determine you should release the full provision amount to income in 2005.

At the beginning of 2005, the PRC pension plan was classified as a defined benefit plan. In accordance with IAS 19 paragraphs 52 to 60, a provision was made to cover the pension liability of the plan. During 2005, the PRC pension plan was converted into a plan which under IFRS no longer qualifies as a defined benefit plan but as a collective defined contribution plan. In this plan, the Company no longer has the obligation to provide agreed benefits to current and former employees (IAS 19 paragraph 27a).  Instead the Company’s legal or constructive obligation is limited to the amount that it agrees to contribute to the fund (IAS 19 paragraph 25a).

In accordance with IAS 19, paragraph 43, accounting for defined contribution plans is straightforward because the reporting entity’s obligation for each period is determined by the amounts to be contributed for that period. Consequently, no actuarial assumptions are required to measure the obligation or the expense and there is no possibility of any actuarial gain or loss. In accordance with IAS 39 paragraph 109, an entity shall recognize gains or losses on the curtailment or settlement of a defined benefit plan when the curtailment or settlement occurs. Since the euro 13.1 million provision was no longer necessary due to the settlement of the defined benefit plan, this amount was released to income in 2005.

Description of adjustments resulting from the implementation of IFRS (with respect to 2004)

Work-in-progress, page F-49

17. We have reviewed your response to comment 39. Please help us further understand how you determined the treatment of proposal costs and general overhead costs did not result in any impact to your 2004 income upon the implementation of IFRS. Please provide us with your quantified analysis that demonstrates how there was no income statement effect of these items because your acquired contracts are equally spread over the year.

Under IFRS, the Company is not allowed to capitalize overhead expenses and proposal costs in work in progress, as the Company did prior to the adoption of IFRS. This change had no effect on the Income Statement for 2004 because the capitalization of overhead and proposal costs is basically an internal allocation without an impact on revenue and period costs. The example is with overhead, however proposal costs would have a similar impact.

Example:

A project has expected revenue of EUR 100; the total expected costs to this project are EUR 80, of which EUR 30  allocated overheads (based on predetermined standard rates per hour worked) and EUR 50 direct costs.

•                  At reporting date, the project is 50% finished and an amount of EUR 40 is billed to the client.

•                  The hours spent on the project were booked at standard rates to the projects for a total sum of EUR 40

•                  The incurred period costs are EUR 25 direct costs and EUR 10 overhead costs.

Description	IFRS		Dutch GAAP
Unbilled receivables/work in progress:		10		10
- Costs incurred on project		25		40
- Percent complete of project	25 / 50 = 50%		40 / 80 = 50%
- Unrealized profit	50% * (100-50)	25	50% * (100-80)	10
- Value project	50% * 100	50	50% * 100	50
- Billings to date		-40		-40

Gross revenue		50		50
- Billings to clients		40		40
- Change in work in progress		10		10
Costs		35		35
- Direct costs		25		25
- Overhead costs		10		10

Income		15		15

The Company represents and acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in their filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of the Company’s response and would like to do everything possible to facilitate your review. If you have any questions regarding the enclosed materials or need any additional information, please do not hesitate to contact us.

Yours sincerely,

ARCADIS NV

Harrie L.J. Noy

Chairman of the Executive Board